UNITED STATES
	              SECURITIES AND EXCHANGE COMMISSION
	                    Washington, D.C. 20549

	                         Schedule 13D
	           Under the Securities Exchange Act of 1934
	                      (Amendment No.  16)*

	                  First Financial Fund, Inc.
                              (Name of Issuer)

                                Common Stock
                      (Title of Class of Securities)

                                 320228109
                              (CUSIP Number)

                           Stephen C. Miller, Esq.
                        Krassa, Madsen & Miller, LLC
                         1680 38th Street, Suite 800
                           Boulder, Colorado  80301
                               (303) 444-5483
       (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                             September 28, 2000
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 320228 10 9
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1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B
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2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
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5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		Kansas
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Number of		7.	Sole Voting Power		1,795,100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,795,100
Person With
			10.	Shared Dispositive Power
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 	1,795,100
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12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
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13.	Percent of Class Represented by Amount in Row (11)  	7.29%

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14.	Type of Reporting Person (See Instructions)		OO



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CUSIP No. 320228 10 9
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1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B
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2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
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5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		Kansas
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Number of		7.	Sole Voting Power		1,922,200
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,922,200
Person With
			10.	Shared Dispositive Power
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
     1,922,200
-------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
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13.	Percent of Class Represented by Amount in Row (11)  	7.81%
-------------------------------------------------------------------------

14. 	Type of Reporting Person (See Instructions)		OO
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CUSIP No. 320228 10 9
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1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Mildred B. Horejsi Trust
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2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
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5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		New York
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Number of		7.	Sole Voting Power		1,922,400
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,922,400
Person With
			10.	Shared Dispositive Power
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
      1,922,400
-------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
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13.	Percent of Class Represented by Amount in Row (11)  	7.81%
-------------------------------------------------------------------------

14. 	Type of Reporting Person (See Instructions)		OO



-------------------------------------------------------------------------
CUSIP No. 320228 10 9
-------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi Trust No. 2
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2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
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5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
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6.  Citizenship or Place of Organization  		Kansas
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Number of		7.	Sole Voting Power		1,697,900
Shares,Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,697,900
Person With
			10.	Shared Dispositive Power
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 	1,697,900
-------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	6.89%

-------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO



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CUSIP No. 320228 10 9
-------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Susan L. Ciciora Trust
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2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
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5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
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6.  Citizenship or Place of Organization  		South Dakota
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Number of		7.	Sole Voting Power		156,100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	156,100
Person With
			10.	Shared Dispositive Power
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 	156,100
-------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	0.63%
-------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO



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CUSIP No. 320228 10 9
-------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

John S. Horejsi Trust
-------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
-------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
-------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
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Number of		7.	Sole Voting Power		100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	100
Person With
			10.	Shared Dispositive Power
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 	100
-------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	0.00041%
-------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO



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CUSIP No. 320228 10 9
-------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Badlands Trust Company
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2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
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5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
-------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
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Number of		7.	Sole Voting Power
Shares Bene-
ficially 		8.	Shared Voting Power		156,200
Owned by Each
Reporting		9.	Sole Dispositive Power
Person With
			10.	Shared Dispositive Power	156,200
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 	156,200
-------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	0.63%
-------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO



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CUSIP No. 320228 10 9
-------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi
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2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
-------------------------------------------------------------------------

3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	Not applicable
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5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		United States
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Number of		7.	Sole Voting Power	           0
Shares Bene-
ficially 		8.	Shared Voting Power	     0
Owned by Each
Reporting		9.	Sole Dispositive Power	     0
Person With
			10.	Shared Dispositive Power     0
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person   0
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12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)  X
-------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	0%
-------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		IN




              Amendment No. 16 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Items 3, 4 and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), the Mildred B. Horejsi Trust (the "Mildred Trust"), the Stewart R. Horejsi Trust No. 2 (the "Stewart Trust"), the John S. Horejsi Trust (the "John Trust"), and the Susan L. Ciciora Trust (the "Susan Trust") as the direct beneficial owner of Shares, and Stewart
R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.



Item 3.	Source and Amount of Funds or Other Consideration.

	No change except for the addition of the following:

     The total amount of funds required by the Stewart Trust to purchase the Shares as reported in Item 5(c) was $1,824,866.40. Such funds were provided by the Stewart Trust's cash on hand and from intertrust advances from affiliated trusts under the Cash Management Agreement.

     The total amount of funds required by the Susan Trust to purchase the Shares as reported in Item 5(c) was $1,525,780.55.
Such funds were provided by the Susan Trust's cash on hand and from intertrust advances from affiliated trusts under the Cash Management Agreement previously filed as Exhibit 4.


Item 4.	Purpose of Transaction.

	No change except for the addition of the following:

		The Stewart Trust and the Susan Trust acquired the Shares described in Item 5(c) of this statement in order to increase their equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting
Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.


Item 5.             Interest in Securities of the Issuer.

		No change except for the addition of the following:

     (a)	The Trust is the direct beneficial owner of 1,795,100
Shares, or approximately 7.29% of the 24,628,781 Shares outstanding as of May 1, 2000, according to information contained in the Company's Annual Report for the period ending March 30, 2000 (the "Outstanding Shares"). The Brown Trust is the direct beneficial owner of 1,922,200 Shares, or approximately 7.81% of the Outstanding Shares. The Mildred Trust is the direct beneficial owner of 1,922,400 Shares, or approximately 7.81% of the Outstanding Shares.
 The Stewart Trust is the direct beneficial owner of 1,697,900 Shares, or approximately 6.89% of the Outstanding Shares. The Susan Trust is the direct beneficial owner of 156,100 Shares, or approximately 0.63% of the Outstanding Shares. The John Trust is the direct beneficial owner of 100 Shares, or approximately 0.00041% of the Outstanding Shares.

	By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust, the Brown Trust, the Mildred Trust, the Stewart Trust, the Susan Trust, and the John Trust. Mr. Horejsi disclaims all such beneficial ownership.

     (c) The table below sets forth purchases of the Shares by the Stewart Trust since September 8, 2000. Such purchases were effected by the Stewart Trust on the New York Stock Exchange.



         Date         Amount of Shares        Approximate Price
                                                  Per Share
                                         (exclusive of commissions)

       09/08/00             1000                   $9.3125
       09/11/00            20000                   $9.5000
       09/11/00            15000                   $9.5000
       09/11/00             4800                   $9.3750
       09/13/00             3000                   $9.5000
       09/18/00            10800                   $9.8750
       09/18/00             5000                   $9.8125
       09/19/00            24100                  $10.0000
       09/19/00            10000                  $10.0000
       09/19/00             4600                  $10.0000
       09/20/00            20000                   $9.8750
       09/20/00            16000                   $9.8750
       09/20/00            10000                   $9.8750
       09/20/00             6000                   $9.8125
       09/21/00            12700                   $9.9375
       09/21/00             7000                   $9.8750
       09/21/00             6000                   $9.8750
       09/22/00            10000                   $9.8750


		The table below sets forth purchases of the Shares by the Susan Trust since September 21, 2000. Such purchases were effected by the Susan Trust on the New York Stock Exchange.



         Date         Amount of Shares        Approximate Price
                                                  Per Share
                                         (exclusive of commissions)

       09/21/00            10000                  $10.0000
       09/22/00            16700                   $9.9375
       09/22/00            10900                   $9.9375
       09/22/00             5000                   $9.8750
       09/28/00            10000                   $9.5000
       09/28/00            10000                   $9.5000
       09/28/00            10000                   $9.5000
       09/28/00            10000                   $9.5000
       09/29/00            25200                   $9.8750
       09/29/00             7000                   $9.6250
       09/29/00             4000                   $9.6875
       09/29/00             3000                   $9.7500
       09/29/00             1000                   $9.8125
       10/02/00             2500                   $9.7500
       10/03/00            20000                   $9.8750
       10/03/00            10700                   $9.8750



                             Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2000


                                      /s/ Stewart R. Horejsi
	                                Stewart R. Horejsi



                                     /s/ Stephen C. Miller
                                     Stephen C. Miller, as Vice
                                     President of Badlands Trust
                                     Company, trustee of the Ernest
                                     Horejsi Trust No. 1B, the Lola
                                     Brown Trust No. 1B, the Mildred B.
                                     Horejsi Trust, the Stewart R.
                                     Horejsi Trust No. 2, the Susan L.
                                     Ciciora Trust, and the John S.
                                     Horejsi Trust.